Filed pursuant to General Instruction II.K. of Form F-9; File No. 333-109392

PROSPECTUS SUPPLEMENT
(To Prospectus Dated October 14, 2003)

US$130,000,000

Royal Bank of Canada

5.495% Notes Due 2019

     The notes will bear interest at the rate of 5.495% per annum. We will pay interest on the notes on April 29 and October 29 of each year, beginning October 29, 2004. The notes will mature on April 29, 2019.

     We may redeem the notes, in whole, on any interest payment date on or after April 29, 2006 at a redemption price equal to 100% of the principal amount of the notes.

     The notes constitute our senior unsecured debt and will rank on a parity with all of our other senior unsecured debt including deposit liabilities, other than certain governmental claims in accordance with applicable law, and prior to all of our subordinated debt.

	Per note	Total
Public offering price (1)	100%	US$	130,000,000
Proceeds, before expenses, to Royal Bank of Canada (2)	100%	US$	130,000,000

(1) Plus accrued interest from April 29, 2004 if settlement occurs after that date

(2) An affiliate of the underwriter entered into a swap agreement with Royal Bank of Canada in connection with the offering of the notes. See “Underwriting.”

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The notes will be ready in book-entry form only through the facilities of The Depository Trust Company on or about April 29, 2004.

Merrill Lynch & Co.

The date of this prospectus supplement is April 7, 2004.

TM Trademark of Royal Bank of Canada

DESCRIPTION OF THE NOTES
CERTAIN INCOME TAX CONSEQUENCES
UNDERWRITING
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
DOCUMENTS INCORPORATED BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
ABOUT THIS PROSPECTUS
CAUTION REGARDING FORWARD-LOOKING INFORMATION
ROYAL BANK OF CANADA
RISK FACTORS
USE OF PROCEEDS
CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF SECURITIES WE MAY OFFER
ADDITIONAL MECHANICS
SPECIAL SITUATIONS
SUBORDINATION PROVISIONS
DEFEASANCE
EVENTS OF DEFAULT
OWNERSHIP AND BOOK-ENTRY ISSUANCE
OUR RELATIONSHIP WITH THE TRUSTEE
TAX CONSEQUENCES
PLAN OF DISTRIBUTION
VALIDITY OF SECURITIES
EXPERTS
LIMITATIONS ON ENFORCEMENT OF U.S. LAWS AGAINST RBC, OUR MANAGEMENT AND OTHERS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering and also adds to the information contained in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement

DESCRIPTION OF THE NOTES

General

     The following is a description of the terms of the 5.495% Notes due 2019 offered by this prospectus supplement (which are referred to in this prospectus supplement as the notes and in the prospectus as debt securities). The notes are part of the debt securities registered by us with the Securities and Exchange Commission to be issued on terms to be determined at the time of sale. The notes constitute our senior unsecured debt and will rank on a parity with all of our other senior unsecured debt including deposit liabilities, other than certain governmental claims in accordance with applicable law, and prior to all of our subordinated debt. The notes are to be issued as a series of senior debt securities under an Indenture between us and JPMorgan Chase Bank, as Trustee, which is more fully described in the accompanying prospectus under “Description of Securities We May Offer.”

     The notes are not entitled to the benefits of any sinking fund. The notes will be issued in denominations of US$1,000 and integral multiples thereof. Upon issuance, the notes will be represented by one or more fully registered global notes. Each global note will be deposited with, or on behalf of, The Depository Trust Company, as depositary. You may elect to hold interests in the global notes through either the depositary (in the United States), Clearstream Luxembourg or Euroclear, or indirectly through organizations that are participants in such systems. See “Ownership and Book-Entry Issuance” in the accompanying prospectus.

     Any notes issued in definitive form will be issued only in fully registered form, without coupons, in denominations of US$1,000 and in integral multiples thereof, in the amount of each holder’s registered holdings. Any notes so issued will be registered in such names, and in such denominations, as the depositary shall request. Such notes may be presented for registration of transfer or exchange at the office of the trustee in New York, New York and principal thereof and interest thereon will be payable at such office of the trustee, provided that interest thereon may be paid by check mailed to the registered holders of the definitive notes.

     As used in this description, the terms “the Bank,” “we,” “us” and “our” refer only to Royal Bank of Canada and not to any of its subsidiaries.

Maturity

     The notes will mature on April 29, 2019 unless redeemed prior to their maturity, as described below.

Optional Redemption

     At our option, we may redeem the notes, in whole, on any Interest Payment Date (as defined below) on or after April 29, 2006, upon not less than 20 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of the notes.

     On or before the redemption date, we will deposit with the paying agent money sufficient to pay the redemption price and accrued interest. Unless we default in payment of the redemption price and accrued interest, on and after the redemption date, interest will cease to accrue on any of the notes.

Interest

     The notes will bear interest at the annual rate of 5.495%. We will pay interest semiannually on April 29 and October 29 of each year, beginning October 29, 2004 (each, an “Interest Payment Date”), and on the maturity date. If any date on which interest is scheduled to be paid falls on a day that is not a business day, we will postpone the making of such interest payment to the next succeeding business day (and no interest will be paid in respect of the delay). Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. A “business day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York City or Toronto.

     Interest on the notes will accrue from and including April 29, 2004 to but excluding the first Interest Payment Date and then from and including each Interest Payment Date to which interest has been paid or duly provided for to but excluding the next Interest Payment Date or the maturity date, as the case may be.

     We will pay interest on the notes to the persons in whose names the notes are registered at the close of business on the April 14 or October 14, whether or not a business day, immediately preceding the applicable Interest Payment Date. However, we will pay interest on the maturity date to the same persons to whom the principal will be payable.

Further Issues

     We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes ranking pari passu with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes) and so that such further notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption or otherwise as the notes.

CERTAIN INCOME TAX CONSEQUENCES

Certain Canadian Income Tax Considerations

     The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Income Tax Act”) generally applicable to the holders of the notes who purchase notes in the original offering at the original offering price who, for the purpose of the Income Tax Act, are not resident or deemed to be resident in Canada, hold their notes as capital property, deal at arm’s length with us, do not use or hold and are not deemed to use or hold the notes in or in the course of carrying on business in Canada and are not insurers that carry on an insurance business in Canada and elsewhere (the “Non-Resident Holders”). Under the Income Tax Act, related persons (as defined therein) are deemed not to deal at arm’s length and it is a question of fact whether persons not related to each other deal at arm’s length.

     THIS SUMMARY IS GENERAL IN NATURE AND IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN TAX CONSEQUENCES. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THEIR PARTICULAR

CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF AN INVESTMENT IN THE OFFERED SECURITIES, ARISING UNDER TAX LAWS OF ANY PROVINCE OR TERRITORY OF CANADA OR TAX LAWS OF ANY JURISDICTION OTHER THAN CANADA.

     The summary is based on the current provisions of the Income Tax Act, the regulations thereunder, specific proposals to amend the Income Tax Act or the regulations publicly announced by the Minister of Finance (Canada) before the date of this prospectus supplement and counsel’s understanding of current published administrative practices and policies of the Canada Revenue Agency, but does not otherwise take into account or anticipate changes in the law, whether by judicial, governmental or legislative decisions or action, nor is it exhaustive of all possible Canadian federal income tax consequences. It furthermore does not take into account or consideration tax legislation of any province or territory of Canada or any jurisdiction other than Canada. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of a note, including the Non-Resident Holders.

     Based on the foregoing, we are not required to withhold tax from interest paid by us on the notes to Non-Resident Holders.

     No other tax on income (including taxable capital gains) is payable under the Income Tax Act by Non-Resident Holders in respect of the purchase, holding or disposition of the notes.

Certain United States Federal Income Tax Consequences

     The following is a summary of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the notes we are offering. It applies to you only if you acquire notes in the offering at the offering price and you hold your notes as capital assets for tax purposes. It does not discuss any aspects of state, local or foreign tax law that may be relevant to you. This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that holds notes that are a hedge or that are hedged against interest rate or currency risks,

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes, or

•	a holder whose functional currency for tax purposes is not the U.S. dollar.

This discussion applies only if you are a U.S. Holder (as described below). If you purchase notes at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended, its legislative history, Treasury regulations (whether proposed, temporary or final), and rulings and judicial decisions in effect as of the date hereof. These laws are subject to change, possibly with retroactive effect.

     Please consult your own tax advisors concerning the consequences of owning these notes in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

     In this discussion, you are a “U.S. Holder” if you are a beneficial owner of a note and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to U.S. federal income taxation regardless of its source, or

•	a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

     Payments of Interest. You will be taxed on interest on your note as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes. Interest paid by Royal Bank of Canada on the notes is income from sources outside the United States, but with certain exceptions, will be “passive” or “financial services” income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States holder.

     Purchase, Sale and Retirement of the Notes. Your tax basis in your note generally will be its cost. Except to the extent of accrued and unpaid interest (which will be taxed as interest), you will generally recognize gain or loss on the sale or retirement of your notes equal to the difference between the amount you realize on the sale or retirement and your tax basis in your notes. Capital gain of a noncorporate United States holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

     Backup Withholding and Information Reporting. If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	payments of principal and interest on a note within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of the proceeds from the sale of a note effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

     Payment of the proceeds from the sale of a note effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a note that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

     In addition, a sale of a note effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

UNDERWRITING

     Under the terms and subject to the conditions in a terms agreement dated the date of this prospectus supplement, Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to purchase, and we have agreed to sell it, US$130,000,000 principal amount of notes.

     The underwriter has agreed to purchase all of the notes sold pursuant to the terms agreement if any of these notes are purchased.

     We and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make in respect of those liabilities.

     The underwriter is offering the notes, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the notes, and other conditions contained in the terms agreement, such as the receipt by the underwriter of officer’s certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

     The underwriter has advised us that it proposes initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed.

     In connection with the offering of the notes, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated entered into an interest rate swap agreement with the Bank. The value of the swap agreement to the affiliate did not exceed 0.4% of the aggregate principal amount of the notes sold in the offering. Merrill Lynch, Pierce, Fenner & Smith Incorporated did not receive separate underwriting compensation in connection with the offering of the notes and the value of the swap agreement may be deemed to be underwriting compensation.

     The expenses of the offering are estimated to be US$290,000 and are payable by us. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to reimburse us for certain of these expenses.

New Issue of Notes

     The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriter that it currently intends to make a market in the notes after completion of the offering. However, it is under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Price Stabilization and Short Positions

     In connection with the offering, the underwriter is permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchase to peg, fix or maintain the price of the notes. If the underwriter creates a short position in the notes in connection with the offering, that is, if it sells more notes than are on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

     In the ordinary course of their business, Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates have provided, or may in the future provide, investment banking and other financial services to us or our subsidiaries, including underwriting. Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates have received, and may in the future receive, customary fees and commissions for their services.

Delivery of Notes

     It is expected that delivery of the notes will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement, which is the 15th business day following the date hereof. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to the third business day before delivery will be required, by virtue of the fact that the notes initially will settle in T + 15, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

     This prospectus supplement and the accompanying prospectus may be used by our broker-dealer affiliates, including, without limitation, RBC Capital Markets Corporation, in connection with offers and sales of the notes in market-making transactions, including block positioning and block trades, at negotiated prices related to the prevailing market price at the time of sale, whether acting as principal or agent in such transactions. None of our broker-dealer affiliates, including, without limitation, RBC Capital Markets Corporation, has any obligation to make a market in the notes and any such affiliate may discontinue any market-making activities at any time without notice, at its sole discretion. Broker-dealers purchasing notes from our affiliates, including, without limitation, RBC Capital Markets Corporation, may be deemed to be underwriters as that term is defined in the Securities Act and subject to applicable prospectus delivery requirements.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     In addition to the documents specified in the accompanying prospectus under “Documents Filed as Part of the Registration Statement”, the following documents will be filed with the Securities and Exchange Commission and incorporated by reference as part of the Registration Statement to which this prospectus supplement relates: (i) the Terms Agreement, dated April 7, 2004, between us and the underwriter; (ii) the consents of Deloitte & Touche LLP and PricewaterhouseCoopers LLP, independent auditors; and (iii) the comfort letters of Deloitte & Touche LLP and PricewaterhouseCoopers LLP, independent auditors. Additional exhibits to the Registration Statement to which this prospectus supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	October 14, 2003

ROYAL BANK OF CANADA

US $4,000,000,000

Senior Debt Securities

Subordinated Debt Securities

(Subordinated Indebtedness)

Royal Bank of Canada intends to offer from time to time debt securities in one or more series with a total offering price not to exceed U.S. $4,000,000,000 (or the U.S. dollar equivalent thereof if any of the debt securities are denominated in a currency or a currency unit other than U.S. dollars).

We will provide the specific prices and other terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable supplement carefully before you invest.

Royal Bank of Canada may sell the securities to or through one or more underwriters, dealers or agents. The names of the underwriters, dealers or agents will be set forth in supplements to this prospectus.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of the Province of Quebec. Prospective investors should be aware that such requirements are different from those of the United States. Certain of the financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable prospectus supplement.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Royal Bank of Canada is a Canadian bank, that many of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada, and that all or a substantial portion of the assets of Royal Bank of Canada and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities described herein will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation.

TM Trademark of Royal Bank of Canada

This prospectus and applicable prospectus supplement may be used in the initial sale of the debt securities. In addition, RBC Dain Rauscher Corp., RBC Dominion Securities Corporation or any other affiliate of Royal Bank of Canada may use this prospectus and applicable prospectus supplement in a market-making transaction involving the debt securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. RBC Dain Rauscher Corp., RBC Dominion Securities Corporation or any other affiliate of Royal Bank of Canada may act as principal or agent in these transactions.

      In this prospectus, unless the context otherwise indicates, the “Bank”, “RBC”, “we”, “us” or “our” means Royal Bank of Canada and its subsidiaries. All dollar amounts referred to in this prospectus are in Canadian dollars unless otherwise specifically expressed.

DOCUMENTS INCORPORATED BY REFERENCE

      Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Senior Vice-President, Investor Relations, Royal Bank of Canada at 123 Front Street West, 6th Floor, Toronto, Ontario, Canada M5J 2M2 (telephone: (416) 955-7803). The documents incorporated by reference have been filed with the Canadian securities regulatory authorities and are available over the Internet at “www.sedar.com.”

      The following documents with respect to us, filed with the various securities commissions or similar authorities in each of the Provinces of Canada, are specifically incorporated by reference in and form an integral part of this prospectus:

(a)	the annual information form dated December 10, 2002;

(b)	the audited consolidated financial statements for the fiscal year ended October 31, 2002 with comparative consolidated financial statements for the fiscal year ended October 31, 2001, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), including the requirements of the Superintendent of Financial Institutions (Canada), together with the auditors’ report and management’s discussion and analysis as contained in the Bank’s Annual Report for the year ended October 31, 2002;

(c)	the audited consolidated financial statements for the fiscal year ended October 31, 2002 with comparative consolidated financial statements for the fiscal year ended October 31, 2001, prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), together with the auditors’ report and management’s discussion and analysis as contained in the Bank’s Annual Report for the year ended October 31, 2002;

(d)	the management proxy circular dated January 28, 2003 in connection with the Bank’s annual meeting of shareholders held on February 28, 2003, except the sections entitled “Report on executive compensation”, “Performance graph”, “Additional items, Corporate governance” and “Schedule ‘B’: Statement of corporate governance practices”;

(e)	the unaudited interim consolidated financial statements for the three and nine-month periods ended July 31, 2003 with comparative consolidated financial statements for the three and nine-month periods ended July 31, 2002, prepared in accordance with Canadian GAAP, including the requirements of the Superintendent of Financial Institutions (Canada), as contained in the Bank’s Third Quarter 2003 Report to Shareholders;

(f)	the unaudited interim consolidated financial statements for the three and nine-month periods ended July 31, 2003 with comparative consolidated financial statements for the three and nine-month periods ended July 31, 2002, prepared in accordance with U.S. GAAP as contained in the Bank’s Third Quarter 2003 Report to Shareholders;

(g)	management’s discussion and analysis for the three and nine-month periods ended July 31, 2003 as contained in the Bank’s Third Quarter 2003 Report to Shareholders; and

(h)	the Material Change Report of the Bank dated September 23, 2003 in connection with the resignation of PricewaterhouseCoopers LLP as one of the two accounting firms that regularly conducts the Bank’s audit.

      Any document of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) filed by us with securities commissions or similar authorities in the Provinces of Canada subsequent to the date of this prospectus and prior to the termination of any offering under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus.

      All documents incorporated by reference, or to be incorporated by reference, have been filed, or will be filed, with the United States Securities and Exchange Commission.

      Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      Upon a new annual information form and the related annual financial statements being filed by us with, and, where required, accepted by, the applicable securities regulatory authorities, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and annual filings or information circulars filed prior to the commencement of our fiscal year with respect to which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of securities hereunder.

      A prospectus supplement containing the specific terms in respect of any securities and other information in relation to the securities will be delivered to purchasers of such securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement, but only for purposes of the offering of the securities covered by such prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

      In addition to our continuous disclosure obligations under the securities laws of the Provinces of Canada, we are subject to the information reporting requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the Securities and Exchange Commission (“SEC”). Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by us in accordance with such requirements, can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024. Our SEC filings are also available to the public over the Internet at the SEC’s website at http://www.sec.gov. Our common shares are listed on the New York Stock Exchange, and reports and other information concerning us can be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

      We have filed with the SEC a registration statement on Form F-9 under the United States Securities Act of 1933, as amended, with respect to the securities, and this prospectus is a part of such registration statement. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the registration statement and the exhibits thereto for further information with respect to us and the securities.

ABOUT THIS PROSPECTUS

      This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of the securities being offered. A prospectus supplement may include a discussion of any risk factors or other special considerations applicable to those securities or to us. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading above “Where You Can Find More Information”.

      We may sell securities to underwriters who will sell the securities to the public on terms fixed at the time of sale. In addition, the securities may be sold by us directly or through dealers or agents designated from time to time. If we, directly or through agents, solicit offers to purchase the securities, we reserve the sole right to accept and, together with any agents, to reject, in whole or in part, any of those offers.

      Any prospectus supplement will contain the names of the underwriters, dealers or agents, if any, together with the terms of offering, the compensation of those underwriters and the net proceeds to us. Any underwriters, dealers or agents participating in the offering may be deemed “underwriters” within the meaning of the U.S. Securities Act of 1933.

      Unless otherwise stated, currency amounts in this prospectus and any prospectus supplement are stated in Canadian dollars (“$”). As indicated in the table below, the Canadian dollar has fluctuated in value compared to the U.S. dollar over time.

U.S. dollar equivalent (High/Low)

	Nov. 1, 1999 -	Nov. 1, 2000 -	Nov. 1, 2001 -	Nov. 1, 2002 -
	Oct. 31, 2000	Oct. 31, 2001	Oct. 31, 2002	July 31, 2003

$1 Cdn	$0.6967/	$0.6696/	$0.6613/	$0.7491/
	$0.6532	$0.6294	$0.6202	$0.6287

      The table above sets forth the high and low Daily Close Rate between Canadian dollars and U.S. dollars (in U.S. dollars per Canadian dollar). On October 10, 2003, the Canadian dollar closed at US$0.7573.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

      From time to time, we make written and oral forward-looking statements, included in this prospectus, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications, which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to our objectives for the year, and the medium and long terms, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and words and expressions of similar import are intended to identify forward-looking statements.

      By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which we conduct operations; the strength of the United States economy and the economies of other nations in which we conduct significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; changes in trade policy; the effects of competition in the markets in which we operate; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in receptive markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; our ability to complete strategic acquisitions and to integrate acquisitions; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism; and our anticipation of and success in managing the risks implicated by the foregoing.

      We caution that the foregoing list of important factors is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on our behalf.

ROYAL BANK OF CANADA

      We are a Schedule I bank under the Bank Act (Canada). The Bank Act is our charter and governs our operations. Our corporate headquarters are located at Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J5. Our head office is located at 1 Place Ville Marie, Montreal, Quebec, Canada H3C 3A9.

      We use the initials RBC as a prefix for our businesses and operating subsidiaries, which operate under the master brand name of RBC Financial Group. We provide personal and commercial banking (RBC Banking), insurance (RBC Insurance), wealth management (RBC Investments), corporate and investment banking (RBC Capital Markets) and securities custody and transaction processing (RBC Global Services) services and products to more than 12 million personal, business and public sector customers in Canada, the U.S. and internationally. As of July 31, 2003, we had approximately 60,000 employees (full-time equivalent) worldwide. Our delivery network includes more than 2,000 branches and service delivery units and over 4,400 automated banking machines.

      The RBC Banking segment provides banking and financial services to individuals, small and medium-sized businesses and mid-market commercial clients in Canada, the U.S., the Caribbean and the Bahamas. The RBC Insurance segment provides creditor, life, health, travel, home and auto insurance and reinsurance products and services to more than 5 million clients in Canada, the U.S. and internationally. The RBC Investments segment provides full-service and self-directed brokerage, financial planning, investment counseling, personal trust, private banking and investment management products and services primarily to private clients in Canada, the U.S. and internationally. The RBC Capital Markets segment provides wholesale financial services to corporate, government and institutional clients across North America and in specialized product and industry sectors globally. The RBC Global Services segment offers specialized transaction processing services including investment administration, correspondent banking, cash management, payments and trade finance to business, commercial, corporate and institutional clients in Canada and select international markets.

RISK FACTORS

      Investment in these securities is subject to various risks including those risks inherent in conducting the business of a diversified financial institution. Before deciding whether to invest in any debt securities, you should consider carefully the risks described in the documents incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in a prospectus supplement relating to a specific offering of securities. You should consider the categories of risks identified and discussed in the Management’s Discussion and Analysis in our Annual Report incorporated herein by reference, including the health of the economic, business and capital markets environments specific to the geographic regions in which we conduct business, monetary policies, competition, regulatory changes, operational risk, our ability to attract and retain key employees and other factors.

USE OF PROCEEDS

      Except as otherwise set forth in a prospectus supplement, the net proceeds from the sale of securities will be added to our general funds and will be used for general banking purposes. In addition, except as otherwise set forth in a prospectus supplement, the purpose of the sale of the subordinated debt securities will be to enlarge our capital base.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

      For the five-year period ended October 31, 2002 and the nine-month period ended July 31, 2003, our consolidated ratios of earnings to fixed charges, calculated in accordance with generally accepted accounting principles in the United States, were as follows:

	Nine Months
	Ended	Year Ended October 31,
	July 31,
	2003	2002	2001	2000	1999	1998

Excluding Interest on Deposits	3.15	3.17	2.68	2.91	2.74	2.86
Including Interest on Deposits	1.59	1.57	1.35	1.33	1.29	1.32

      For purposes of computing these ratios, earnings represent net income plus income taxes and fixed charges (excluding capitalized interest). Fixed charges represent (i) estimated interest within rental expense, (ii) amortization of debt issuance costs and (iii) interest (including capitalized interest), including or excluding deposit interest as indicated.

DESCRIPTION OF SECURITIES WE MAY OFFER

      We may issue senior or subordinated debt securities. Neither the senior debt securities nor the subordinated debt securities will be secured by any of our property or assets or the property or assets of our subsidiaries. Thus, by owning a debt security, you are one of our unsecured creditors.

      The senior debt securities will be issued under our senior debt indenture described below and will be unsubordinated obligations that rank equally with all of our other unsecured and unsubordinated debt including deposit liabilities, other than certain governmental claims in accordance with applicable law.

      The subordinated debt securities will be issued under our subordinated debt indenture described below and will be subordinate in right of payment to all of our “senior indebtedness,” as defined in the subordinated debt indenture. Neither indenture limits our ability to incur additional indebtedness.

      In the event we become insolvent, our governing legislation provides that priorities among payments of our deposit liabilities (including payments in respect of the senior debt securities) and payments of all of our other liabilities (including payments in respect of the subordinated debt securities) are to be determined in accordance with the laws governing priorities and, where applicable, by the terms of the indebtedness and liabilities. Because we have subsidiaries, our right to participate in any distribution of the assets of our banking or nonbanking subsidiaries, upon a subsidiary’s dissolution, winding-up, liquidation or reorganization or otherwise, and thus your ability to benefit indirectly from such distribution, is subject to the prior claims of creditors of that subsidiary, except to the extent that we may be a creditor of that subsidiary and our claims are recognized. There are legal limitations on the extent to which some of our subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us or some of our other subsidiaries. Accordingly, the debt securities will be structurally subordinated to all existing and future liabilities of our subsidiaries, and holders of debt securities should look only to our assets for payments on the debt securities.

      Neither the senior debt securities nor the subordinated debt securities will constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

      When we refer to “debt securities” or “securities” in this prospectus, we mean both the senior debt securities and the subordinated debt securities.

The Senior and Subordinated Debt Indentures

      The senior debt securities and the subordinated debt securities are each governed by an indenture — the senior debt indenture, in the case of the senior debt securities, and the subordinated debt indenture, in the case of the subordinated debt securities. Each indenture is a contract between us and JPMorgan Chase Bank, which acts as trustee. The indentures are substantially identical, except for the provisions relating to the events of default, which are more limited in the subordinated debt indenture and to subordination, which are included only in the subordinated debt indenture.

      Reference to the indenture or the trustee, with respect to any debt securities, means the indenture under which those debt securities are issued and the trustee under that indenture.

      The trustee has two main roles:

•	The trustee can enforce the rights of holders against us if we default on our obligations under the terms of the indenture or the debt securities. There are some limitations on the extent to which the trustee acts on behalf of holders, described below under “— Events of Default — Remedies If an Event of Default Occurs”.

•	The trustee performs administrative duties for us, such as sending interest payments and notices to holders, and transferring a holder’s debt securities to a new buyer if a holder sells.

      The indentures and their associated documents contain the full legal text of the matters described in this section. The indentures and the debt securities will be governed by New York law, except that the subordination provisions in the subordinated debt indenture and certain provisions relating to the status of the senior debt securities under Canadian law in the senior debt indenture will be governed by the laws of the Province of Ontario and the laws of Canada applicable therein. A copy of each indenture is an exhibit to our registration statement. See “Where You Can Find More Information” above for information on how to obtain a copy.

General

      We may issue as many distinct series of debt securities under either indenture as we wish. The provisions of the senior debt indenture and the subordinated debt indenture allow us not only to issue debt securities with terms different from those previously issued under the applicable indenture, but also to “re-open” a previous issue of a series of debt securities and issue additional debt securities of that series. We may issue debt securities in amounts that exceed the total amount specified on the cover of your prospectus supplement at any time without your consent and without notifying you.

      This section summarizes the material terms of the debt securities that are common to all series, although the prospectus supplement that describes the terms of each series of debt securities may also describe differences from the material terms summarized here.

      Because this section is a summary, it does not describe every aspect of the debt securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indentures, including definitions of certain terms used in the indentures. In this summary, we describe the meaning of only some of the more important terms. For your convenience, we also include references in parentheses to certain sections of the indentures. Whenever we refer to particular sections or defined terms of the indentures in this prospectus or in the prospectus supplement, such sections or defined terms are incorporated by reference here or in the prospectus supplement. You must look to the indentures for the most complete description of what we describe in summary form in this prospectus.

      This summary is also subject to and qualified by reference to the description of the particular terms of your series described in the prospectus supplement. Those terms may vary from the terms described in this prospectus. The prospectus supplement relating to each series of debt securities will be attached to the front of this prospectus. There may also be a further prospectus supplement, known as a pricing supplement, which describes additional terms of debt securities you are offered.

      We may issue the debt securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. (Section 101) The prospectus supplement relating to the original issue discount securities will describe U.S. federal income tax consequences and other special considerations applicable to them. The debt securities may also be issued as indexed securities or securities denominated in foreign currencies or currency units, as described in more detail in the prospectus supplement relating to any of the particular debt securities. The prospectus supplement relating to specific debt securities will also describe any special considerations and any material additional tax considerations applicable to such debt securities.

      In addition, the specific financial, legal and other terms particular to a series of debt securities will be described in the prospectus supplement and, if applicable, a pricing supplement relating to the series. The prospectus supplement relating to a series of debt securities will describe the following terms of the series:

•	the title of the series of debt securities;

•	whether it is a series of senior debt securities or a series of subordinated debt securities;

•	any limit on the aggregate principal amount of the series of debt securities;

•	the person to whom interest on a debt security is payable, if other than the holder on the regular record date;

•	the date or dates on which the series of debt securities will mature;

•	the rate or rates, which may be fixed or variable per annum, at which the series of debt securities will bear interest, if any, and the date or dates from which that interest, if any, will accrue;

•	the place or places where the principal of, premium, if any, and interest on the debt securities is payable;

•	the dates on which interest, if any, on the series of debt securities will be payable and the regular record dates for the interest payment dates;

•	any mandatory or optional sinking funds or similar provisions or provisions for redemption at our option or the option of the holder;

•	the date, if any, after which and the price or prices at which the series of debt securities may, in accordance with any optional or mandatory redemption provisions, be redeemed and the other detailed terms and provisions of those optional or mandatory redemption provisions, if any;

•	if other than denominations of $1,000 and any integral multiples thereof, the denominations in which the series of debt securities will be issuable;

•	the currency of payment of principal, premium, if any, and interest on the series of debt securities;

•	if the currency of payment for principal, premium, if any, and interest on the series of debt securities is subject to our election or that of a holder, the currency or currencies in which payment can be made and the period within which, and the terms and conditions upon which, the election can be made;

•	any index, formula or other method used to determine the amount of payment of principal or premium, if any, and interest on the series of debt securities;

•	the applicability of the provisions described under “— Defeasance” below;

•	any event of default under the series of debt securities if different from those described under “— Events of Default” below;

•	if the debt securities will be issued in bearer form, any special provisions relating to bearer securities;

•	if the series of debt securities will be issuable only in the form of a global security, the depositary or its nominee with respect to the series of debt securities and the circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depositary or the nominee; and

•	any other special feature of the series of debt securities.

      If you purchase debt securities in a market-making transaction, you will receive information about the price you pay and your trade and settlement dates in a separate confirmation of sale. A market-making transaction is one in which RBC Dain Rauscher Corp., RBC Dominion Securities Corporation or another of our affiliates resells debt securities that it has previously acquired from another holder. A market-making transaction in a particular debt security occurs after the original sale of the debt security.

Overview of Remainder of This Description

      The remainder of this description summarizes:

•	additional mechanics relevant to the debt securities under normal circumstances, such as how holders record the transfer of ownership and where we make payments;

•	holders’ rights in several special situations, such as if we merge with another company or if we want to change a term of the debt securities;

•	subordination provisions in the subordinated debt indenture that may prohibit us from making payment on those securities;

•	our right to release ourselves from all or some of our obligations under the debt securities and the indenture by a process called defeasance; and

•	holders’ rights if we default or experience other financial difficulties.

ADDITIONAL MECHANICS

Form, Exchange and Transfer

      Unless we specify otherwise in the prospectus supplement, the debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations that are even multiples of $1,000. (Section 302)

      If a debt security is issued as a registered global debt security, only the depositary — e.g., DTC, Euroclear and Clearstream, each as defined below under “Ownership and Book-Entry Issuance” — will be entitled to transfer and exchange the debt security as described in this subsection, since the depositary will be the sole registered holder of the debt security and is referred to below as the “holder”. Those who own beneficial interests in a global security do so through participants in the depositary’s securities clearance system, and the rights of these indirect owners will be governed by the applicable procedures of the depositary and its participants. We describe book-entry procedures below under “Ownership and Book-Entry Issuance”.

      Holders of securities issued in fully registered form may have their debt securities broken into more debt securities of smaller denominations of not less than $1,000, or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. (Section 305) This is called an exchange.

      Holders may exchange or register the transfer of debt securities at the office of the trustee. Debt securities may be transferred by endorsement. Holders may also replace lost, stolen or mutilated debt securities at that office. The trustee acts as our agent for registering debt securities in the names of holders and registering the transfer of debt securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the security registrar. It will also record transfers. (Section 305) The trustee may require an indemnity before replacing any debt securities.

      Holders will not be required to pay a service charge to register the transfer of or exchange debt securities, but holders may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The registration of transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.

      If we designate additional transfer agents, they will be named in the prospectus supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts. (Section 1002)

      If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the registration of transfer or exchange of debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders entitled to receive the mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption, except that we will continue to permit registration of transfers and exchanges of the unredeemed portion of any debt security being partially redeemed. (Section 305)

Payment and Paying Agents

      We will pay interest to the person listed in the trustee’s records at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the debt security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the regular record date and will be stated in the prospectus supplement. (Section 307) Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sale price of the securities to prorate interest fairly between buyer and seller. This prorated interest amount is called accrued interest.

      We will pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee in the City of New York. That office is currently located at 4 New York Plaza, 15th Floor, New York, NY 10004. Holders must make arrangements to have their payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.

Book-entry and other indirect holders should consult their banks, brokers or other financial institutions for information on how they will receive payments.

      We may also arrange for additional payment offices and may cancel or change these offices, including our use of the trustee’s corporate trust office. These offices are called paying agents. We may also choose to act as our own paying agent or choose one of our subsidiaries to do so. We must notify holders of changes in the paying agents for any particular series of debt securities. (Section 1002)

Notices

      We and the trustee will send notices regarding the debt securities only to registered holders, using their addresses as listed in the trustee’s records. (Sections 101 and 106) With respect to who is a registered “holder” for this purpose, see “Ownership and Book-Entry Issuance”.

      Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to holders will be repaid to us. After that two-year period, holders may look to us for payment and not to the trustee or any other paying agent. (Section 1003)

SPECIAL SITUATIONS

Mergers and Similar Events

      Under the indentures, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell or lease substantially all of our assets to another entity, or to buy or lease substantially all of the assets of another entity. However, we may not take any of these actions unless all the following conditions are met:

•	When we merge, amalgamate, consolidate or otherwise are combined with, or acquired by, another entity or sell or lease substantially all of our assets, the surviving, resulting or acquiring entity must be a properly organized entity and must be legally responsible for the debt securities, whether by agreement, operation of law or otherwise.

•	The merger, amalgamation, consolidation, other combination, sale or lease of assets must not cause a default on the debt securities. A default for this purpose would include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

      If the conditions described above are satisfied with respect to any series of debt securities, we will not need to obtain the approval of the holders of those debt securities in order to merge or consolidate or to sell our assets. Also, these conditions will apply only if we wish to merge or consolidate with another entity or sell substantially all of our assets to another entity. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another entity, any transaction that involves a change of control but in which we do not merge or consolidate and any transaction in which we sell less than substantially all of our assets. It is possible that this type of transaction may result in a reduction in our credit rating, may reduce our operating results or may impair our financial condition. Holders of our debt securities, however, will have no approval right with respect to any transaction of this type.

Modification and Waiver of the Debt Securities

      There are four types of changes we can make to either indenture and the debt securities issued under that indenture.

      Changes Requiring Approval of All Holders. First, there are changes that cannot be made to the indenture or the debt securities without specific approval of each holder of a debt security affected in any material respect by the change under a particular debt indenture. Following is a list of those types of changes:

•	change the stated maturity of the principal or reduce the interest on a debt security;

•	reduce any amounts due on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a debt security (including the amount payable on an original issue discount security) following a default;

•	change the currency of payment on a debt security;

•	change the place of payment for a debt security;

•	impair a holder’s right to sue for payment;

•	impair the holder’s right to require repurchase on the original terms of those debt securities that provide a right of repurchase;

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; or

•	modify any other aspect of the provisions dealing with modification and waiver of the indenture. (Section 902)

      Changes Requiring a Majority Vote. The second type of change to the indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning not less than a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect in any material respect holders of the debt securities. (Section 901) We may also obtain a waiver of a past default from the holders of debt securities owning a majority of the principal amount of the particular series affected. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the debt securities listed in the first category described above under “— Changes Requiring Approval of All Holders” unless we obtain the individual consent of each holder to the waiver. (Section 513)

      Changes Not Requiring Approval. The third type of change to the indenture and the debt securities does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect in any material respect holders of the debt securities. (Section 901)

      We may also make changes or obtain waivers that do not adversely affect in any material respect a particular debt security, even if they affect other debt securities. In those cases, we do not need to obtain the approval of the holder of that debt security; we need only obtain any required approvals from the holders of the affected debt securities.

      Modification of Subordination Provisions. We may not modify the subordination provisions of the subordinated debt indenture in a manner that would adversely affect in any material respect the outstanding subordinated debt securities of any one or more series without the consent of the holders of a majority of the principal amount of all affected series, voting together as one class.

      Further Details Concerning Voting. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a debt security:

•	For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

•	For debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that debt security described in the prospectus supplement.

•	For debt securities denominated in one or more non-U.S. currencies or currency units, we will use the U.S. dollar equivalent.

      Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have given a notice of redemption and deposited or set aside in trust for the holders money for the payment or redemption of the debt securities. Debt securities will also not be eligible to vote if they have been fully defeased as described below under “— Defeasance — Full Defeasance”. (Section 1402)

      We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the indenture. In certain limited circumstances, the trustee will be entitled to set a record date for action by holders. If the trustee or we set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding securities of that series on the record date. We or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action. (Sections 104 and 512)

Book-entry and other indirect holders should consult their banks, brokers or other financial institutions for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

SUBORDINATION PROVISIONS

      The subordinated debt securities issued under the subordinated debt indenture will be our direct unsecured obligations constituting subordinated indebtedness for the purpose of the Bank Act (Canada) and will therefore rank subordinate to our deposits. Holders of subordinated debt securities should recognize that contractual provisions in the subordinated debt indenture may prohibit us from making payments on these securities.

      If we become insolvent or are wound-up, the subordinated debt securities will rank equally and ratably with, but not prior to, all other subordinated debt and subordinate in right of payment to the prior payment in full of (i) our indebtedness then outstanding, other than subordinated indebtedness and (ii) all indebtedness to which our other subordinated indebtedness is subordinate in right of payment to the same extent as such other subordinated indebtedness. As of July 31, 2003, we had $258 billion of senior indebtedness, including deposits, outstanding, which would rank ahead of the subordinated debt securities. The only outstanding subordinated indebtedness issued to date has been issued pursuant to our indentures with Computershare Trust Company of Canada dated October 1, 1984, June 6, 1986, November 14, 1994 and May 21, 1997, as supplemented from time to time, our existing program for issuing notes in Europe and other markets without the benefit of a trust indenture and our U.S. $300 million 6.75% Subordinated Notes due October 24, 2011.

      For these purposes, “indebtedness” at any time means:

(i)	the deposit liabilities of the Bank at such time; and

(ii)	all other liabilities and obligations of the Bank to third parties (other than fines or penalties which pursuant to the Bank Act (Canada) are a last charge on the assets of a bank in the case of insolvency of such bank and obligations to shareholders of the Bank, as such) which would entitle such third parties to participate in a distribution of the Bank’s assets in the event of the insolvency or winding-up of the Bank.

      “subordinated indebtedness” at any time means:

(i)	the liability of the Bank in respect of the principal of and premium, if any, and interest on its outstanding subordinated indebtedness outlined above;

(ii)	any indebtedness which ranks equally with and not prior to the outstanding subordinated indebtedness, in right of payment in the event of the insolvency or winding-up of the Bank and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all indebtedness to which the outstanding subordinated indebtedness is subordinate in right of payment to at least the same extent as the outstanding subordinated indebtedness is subordinated thereto pursuant to the terms of the instrument evidencing or creating the same;

(iii)	any indebtedness which ranks subordinate to and not equally with or prior to the outstanding subordinated indebtedness, in right of payment in the event of the insolvency or winding-up of the Bank and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all indebtedness to which the outstanding subordinated indebtedness is subordinate in right of payment to at least the same extent as the outstanding subordinated indebtedness is subordinate pursuant to the terms of the instrument evidencing or creating the same; and

(iv)	the subordinated debt securities, which will rank equally to the Bank’s outstanding subordinated indebtedness.

      The subordination provisions of the subordinated debt indenture are governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

DEFEASANCE

      The following discussion of full defeasance and covenant defeasance will be applicable to each series of debt securities that is denominated in U.S. dollars and has a fixed rate of interest and will apply to other series of debt securities if we so specify in the prospectus supplement. (Section 1401)

Full Defeasance

      If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the debt securities, called full defeasance, if we put in place the following other arrangements for holders to be repaid:

•	We must deposit in trust for the benefit of all holders of the debt securities a combination of money and notes or bonds of the U.S. government or a U.S. government agency or U.S. government-sponsored entity (the obligations of which are backed by the full faith and credit of the U.S. government) that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•	There must be a change in current U.S. federal tax law or an IRS ruling that lets us make the above deposit without causing the holders to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. (Under current federal tax law, the deposit and our legal release from the obligations pursuant to the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.)

•	We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above. (Sections 1402 and 1404)

•	In the case of the subordinated debt securities, the following requirement must also be met:

•	No event or condition may exist that, under the provisions described under “— Subordination Provisions” above, would prevent us from making payments of principal, premium or interest on those subordinated debt securities on the date of the deposit referred to above or during the 90 days after that date.

      If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall.

Covenant Defeasance

      Even without a change in current U.S. federal tax law, we can make the same type of deposit as described above, and we will be released from the restrictive covenants under the debt securities that may be described in the prospectus supplement. This is called covenant defeasance. In that event, you would lose the protection of these covenants but would gain the protection of having money and U.S. government or U.S. government agency notes or bonds set aside in trust to repay the debt securities. In order to achieve covenant defeasance, we must do the following:

•	We must deposit in trust for the benefit of all holders of the debt securities a combination of money and notes or bonds of the U.S. government or a U.S. government agency or U.S. government sponsored entity (the obligations of which are backed by the full faith and credit of the U.S. government) that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•	We must deliver to the trustee a legal opinion of our counsel confirming that under the then current U.S. federal income tax law, we may make the above deposit without causing the holders to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

      If we accomplish covenant defeasance, certain provisions of the indenture and the debt securities would no longer apply:

•	Covenants applicable to the series of debt securities and described in the prospectus supplement.

•	Any events of default relating to breach of those covenants.

      If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurred (such as a bankruptcy) and the debt securities become immediately due and payable, there may be such a shortfall. (Sections 1403 and 1404)

EVENTS OF DEFAULT

      You will have special rights if an event of default occurs and is not cured, as described later in this subsection.

      What Is An Event of Default?

      Under the senior debt indenture, the term “Event of Default” means any of the following:

•	We do not pay the principal of or any premium on a debt security.

•	We do not pay interest on a debt security within 30 days of its due date.

•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

•	Any other event of default described in the prospectus supplement occurs. (Section 501)

      Under the subordinated debt indenture, the term “Event of Default” means any of the following:

•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

•	Any other event of default described in the prospectus supplement occurs. (Section 501)

      Remedies If an Event of Default Occurs. If an Event of Default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs. If an Event of Default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount (or, in the case of original issue discount securities, the portion of the principal amount that is specified in the terms of the affected debt security) of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. However, a declaration of acceleration of maturity may be cancelled, but only before a judgment or decree based on the acceleration has been obtained, by the holders of at least a majority in principal amount of the debt securities of the affected series. If you are the holder of a subordinated debt security, the principal amount of the subordinated debt security will not be paid and may not be required to be paid at any time prior to the relevant maturity date, except in the event of our insolvency or winding-up. (Section 502)

      You should read carefully the prospectus supplement relating to any series of debt securities which are original issue discount securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of original issue discount securities upon the occurrence of an event of default and its continuation.

      Except in cases of default, where the trustee has the special duties described above, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability called an indemnity. (Section 603) If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the applicable indenture with respect to the debt securities of that series. (Section 512)

      Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities the following must occur:

•	the holder of the debt security must give the trustee written notice that an event of default has occurred and remains uncured;

•	the holders of 25% in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action; and

•	the trustee must have not taken action for 90 days after receipt of the above notice and offer of indemnity. (Section 507)

      However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date. (Section 508)

Book-entry and other indirect holders should consult their banks, brokers or other financial institutions for information on how to give notice or direction to or make a request of the trustee and to make or cancel a declaration of acceleration.

      We will give to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the debt securities issued under it, or else specifying any default. (Section 1004)

OWNERSHIP AND BOOK-ENTRY ISSUANCE

      In this section, we describe special considerations that will apply to registered securities issued in global — i.e. book-entry — form. First we describe the difference between registered ownership and indirect ownership of registered securities. Then we describe special provisions that apply to global securities.

Who Is the Registered Owner of a Security?

      Each debt security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing securities. We refer to those who have securities registered in their own names, on the books that we or the trustee maintain for this purpose, as the “registered holders” of those securities. Subject to limited exceptions, we and the trustee are entitled to treat the registered holder of a security as the person exclusively entitled to vote, to receive notices, to receive any interest or other payment in respect of the security and to exercise all the rights and power as an owner of the security. We refer to those who own beneficial interests in securities that are not registered in their own names as indirect owners of those securities. As we discuss below, indirect owners are not registered holders, and investors in securities issued in book-entry form or in street name will be indirect owners.

      Book-Entry Owners. Unless otherwise noted in your prospectus supplement, we will issue each security in book-entry form only. This means securities will be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

      Under each indenture (and the Bank Act (Canada) in the case of subordinated indebtedness), subject to limited exceptions, only the person in whose name a security is registered is recognized as the holder of that security. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities and we will make all payments on the securities, including deliveries of any property other than cash, to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

      As a result, investors will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect owners, and not registered holders, of the securities.

      Street Name Owners. We may terminate an existing global security or issue securities initially in non-global form. In these cases, investors may choose to hold their securities in their own names or in street name. Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

      For securities held in street name, we will, subject to limited exceptions, recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities and we will make all payments on those securities, including deliveries of any property other than cash, to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect owners, not registered holders, of those securities.

      Registered Holders. Subject to limited exceptions, our obligations, as well as the obligations of the trustee under any indenture and the obligations, if any, of any other third parties employed by us, run only to the registered holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect owner of a security or has no choice because we are issuing the securities only in global form.

      For example, once we make a payment or give a notice to the registered holder, we have no further responsibility for that payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect owners but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose — for example, to amend the indenture for a series of debt securities or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture — we would seek the approval only from the registered holders, and not the indirect owners, of the relevant securities. Whether and how the registered holders contact the indirect owners is up to the registered holders.

      When we refer to “you” in this prospectus, we mean all purchasers of the securities being offered by this prospectus, whether they are the registered holders or only indirect owners of those securities. When we refer to “your securities” in this prospectus, we mean the securities in which you will hold a direct or indirect interest.

      Special Considerations For Indirect Owners. If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

What Is a Global Security?

      Unless otherwise noted in the applicable prospectus supplement, we will issue each security in book-entry form only. Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of one or more financial institutions or clearing systems, or their nominees, which we select. A financial institution or clearing system that we select for any security for this purpose is called the “depositary” for that security. A security will usually have only one depositary but it may have more. Each series of securities will have one or more of the following as the depositaries:

•	The Depository Trust Company, New York, New York, which is known as “DTC”;

•	Euroclear System, which is known as “Euroclear”;

•	Clearstream Banking, société anonyme, Luxembourg, which is known as “Clearstream”; and

•	any other clearing system or financial institution named in the prospectus supplement.

      The depositaries named above may also be participants in one another’s systems. Thus, for example, if DTC is the depositary for a global security, investors may hold beneficial interests in that security through Euroclear or Clearstream, as DTC participants. The depositary or depositaries for your securities will be named in your prospectus supplement; if none is named, the depositary will be DTC.

      A global security may represent one or any other number of individual securities. Generally, all securities represented by the same global security will have the same terms. We may, however, issue a global security that represents multiple securities of the same kind, such as debt securities, that have different terms and are issued at different times. We call this kind of global security a master global security. Your prospectus supplement will not indicate whether your securities are represented by a master global security.

      A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only indirect interests in a global security. Indirect interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect owner of an interest in the global security.

      If the prospectus supplement for a particular security indicates that the security will be issued in global form only, then the security will be represented by a global security at all times unless and until the global security is terminated. We describe the situations in which this can occur below under “— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.

      Special Considerations For Global Securities. As an indirect owner, an investor’s rights relating to a global security will be governed by the account rules of the depositary and those of the investor’s bank, broker, financial institution or other intermediary through which it holds its interest (e.g., Euroclear or Clearstream, if DTC is the depositary), as well as general laws relating to securities transfers. We do not recognize this type of investor or any intermediary as a holder of securities and instead deal only with the depositary that holds the global security.

      If securities are issued only in the form of a global security, an investor should be aware of the following:

•	an investor cannot cause the securities to be registered in his or her own name, and cannot obtain non-global certificates for his or her interest in the securities, except in the special situations we describe below;

•	an investor will be an indirect holder and must look to his or her own bank, broker or other financial institution for payments on the securities and protection of his or her legal rights relating to the securities, as we describe above under “— Who Is the Registered Owner of a Security?”;

•	an investor may not be able to sell interests in the securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form;

•	an investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•	the depositary’s policies will govern payments, deliveries, transfers, exchanges, notices and other matters relating to an investor’s interest in a global security, and those policies may change from time to time. We and the trustee will have no responsibility for any aspect of the depositary’s policies, actions or records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

•	the depositary may require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds and your bank, broker or other financial institution may require you to do so as well; and

•	financial institutions that participate in the depositary’s book-entry system and through which an investor holds its interest in the global securities, directly or indirectly, may also have their own policies affecting payments, deliveries, transfers, exchanges, notices and other matters relating to the securities, and those policies may change from time to time. For example, if you hold an interest in a global security through Euroclear or Clearstream, when DTC is the depositary, Euroclear or Clearstream, as applicable, may require those who purchase and sell interests in that security through them to use immediately available funds and comply with other policies and procedures, including deadlines for giving instructions as to transactions that are to be effected on a particular day. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the policies or actions or records of ownership interests of any of those intermediaries.

      Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated. If we issue any series of securities in book-entry form but we choose to give the beneficial owners of that series the right to obtain non-global securities, any beneficial owner entitled to obtain non-global securities may do so by following the applicable procedures of the depositary, any transfer agent or registrar for that series and that owner’s bank, broker or other financial institution through which that owner holds its beneficial interest in the securities. If you are entitled to request a non-global certificate and wish to do so, you will need to allow sufficient lead time to enable us or our agent to prepare the requested certificate.

      In addition, in a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-global form representing the securities it represented. After that exchange, the choice of whether to hold the securities directly or in street name will be up to the investor. Investors must consult their own banks, brokers or other financial institutions, to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors above under “— Who Is the Registered Owner of a Security?”

      The special situations for termination of a global security are as follows:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 60 days;

•	if we notify the trustee, warrant agent or unit agent, as applicable, that we wish to terminate that global security; or

•	if an event of default has occurred with regard to these debt securities and has not been cured or waived.

      If a global security is terminated, only the depositary, and neither we nor the trustee for any debt securities is responsible for deciding the names of the institutions in whose names the securities represented by the global security will be registered and, therefore, who will be the registered holders of those securities.

Considerations Relating to DTC

      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that DTC participants deposit with DTC. DTC also facilitates the settlement among DTC participants of securities transactions, such as transfers and pledges in deposited securities through electronic computerized book-entry changes in DTC participants’ accounts, thereby eliminating the need for physical movement of certificates. DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include other organizations. DTC is owned by a number of its DTC participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and DTC participants are on file with the SEC.

      Purchases of securities within the DTC system must be made by or through DTC participants, which will receive a credit for the securities on DTC’s records. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

      Redemption notices will be sent to DTC’s nominee, Cede & Co., as the registered holder of the securities. If less than all of the securities are being redeemed, DTC will determine the amount of the interest of each direct participant to be redeemed in accordance with its then current procedures.

      In instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the securities. Under its usual procedures, DTC would mail an omnibus proxy to the relevant trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts such securities are credited on the record date (identified in a listing attached to the omnibus proxy).

      Distribution payments on the securities will be made by the relevant trustee to DTC. DTC’s usual practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of such participants and not of DTC, the relevant trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the relevant trustee, and disbursements of such payments to the beneficial owners are the responsibility of direct and indirect participants.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof. We do not have any responsibility for the performance by DTC or its participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

Considerations Relating to Euroclear and Clearstream

      Euroclear and Clearstream are securities clearance systems in Europe. Both systems clear and settle securities transactions between their participants through electronic, book-entry delivery of securities against payment.

      Euroclear and Clearstream may be depositaries for a global security. In addition, if DTC is the depositary for a global security, Euroclear and Clearstream may hold interests in the global security as participants in DTC.

      As long as any global security is held by Euroclear or Clearstream, as depositary, you may hold an interest in the global security only through an organization that participates, directly or indirectly, in Euroclear or Clearstream. If Euroclear or Clearstream is the depositary for a global security and there is no depositary in the United States, you will not be able to hold interests in that global security through any securities clearance system in the United States.

      Payments, deliveries, transfers, exchanges, notices and other matters relating to the securities made through Euroclear or Clearstream must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. We have no control over those systems or their participants and we take no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, on one hand, and participants in DTC, on the other hand, when DTC is the depositary, would also be subject to DTC’s rules and procedures.

      Special Timing Considerations Relating to Transactions in Euroclear and Clearstream. Investors will be able to make and receive through Euroclear and Clearstream payments, deliveries, transfers, exchanges, notices and other transactions involving any securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other financial institutions are open for business in the United States.

      In addition, because of time-zone differences, U.S. investors who hold their interests in the securities through these systems and wish to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, on a particular day may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream may need to make special arrangements to finance any purchases or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than would be the case for transactions within one clearing system.

OUR RELATIONSHIP WITH THE TRUSTEE

      JPMorgan Chase Bank is initially serving as the trustee for our senior debt securities and our subordinated debt securities. Consequently, if an actual or potential event of default occurs with respect to any of these securities, the trustee may be considered to have a conflicting interest for purposes of the Trust Indenture Act of 1939. In that case, the trustee may be required to resign under one or more of the indentures, and we would be required to appoint a successor trustee. For this purpose, a “potential” event of default means an event that would be an event of default if the requirements for giving us default notice or for the default having to exist for a specific period of time were disregarded. From time to time, JPMorgan Chase Bank and its affiliates, and we and our affiliates, have conducted commercial banking, financial and other transactions with each other, for which fees have been paid in the ordinary course of business. We may conduct these types of transactions with each other in the future and receive fees for services performed.

TAX CONSEQUENCES

      Where appropriate, the applicable prospectus supplement will describe the Canadian and U.S. federal income tax considerations relevant to the securities being offered.

PLAN OF DISTRIBUTION

      We may sell any series of debt securities at any time after effectiveness of the registration statement of which this prospectus forms a part in one or more of the following ways from time to time:

•	through underwriters or dealers;

•	through agents; or

•	directly to one or more purchasers.

      Any of those underwriters, dealers or agents may include our affiliates, including RBC Dain Rauscher Corp. or RBC Dominion Securities Corporation. Any affiliate that participates in a particular offering of securities will comply with the applicable requirements of Rule 2720 of the National Association of Securities Dealers, Inc. In compliance with guidelines of the NASD, the maximum commission or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate principal amount of securities offered pursuant to this prospectus. We anticipate, however, that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount. Neither RBC Dain Rauscher Corp., RBC Dominion Securities Corporation, nor any other NASD member participating in an offering of these securities in which one of our affiliates is acting as an underwriter, dealer or agent will confirm initial sales to any discretionary accounts over which it has authority without the prior specific written approval of the customer. The offered securities may be distributed periodically in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices; or

•	negotiated prices.

      The prospectus supplement will include:

•	the initial public offering price;

•	the names of any underwriters, dealers or agents;

•	the purchase price of the securities;

•	our proceeds from the sale of the securities;

•	any underwriting discounts or agency fees and other underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers;

•	the place and time of delivery of the securities; and

•	any securities exchange on which the securities may be listed.

      If underwriters are used in the sale, they will buy the securities for their own account. The underwriters may then resell the securities in one or more transactions, at any time or times at a fixed public offering price or at varying prices. The underwriters may change from time to time any fixed public offering price and any discounts or commissions allowed or re-allowed or paid to dealers. If dealers are utilized in the sale of the securities, we will sell the securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by such dealers.

      In connection with the offering of securities, we may grant to the underwriters an option to purchase additional securities to cover over-allotments, if any, at the initial public offering price (with an additional underwriting commission), as may be set forth in the prospectus supplement for such securities. If we grant any over-allotment option, the terms of the option will be set forth in the prospectus supplement for the securities.

      All post-effective amendments to the registration statement or prospectus supplements disclosing actual price and selling terms will be submitted to the NASD by the underwriters at the same time they are filed with the SEC.

      This prospectus may be delivered by underwriters and dealers in connection with short sales undertaken to hedge exposures under commitments to acquire our securities to be issued on a delayed or contingent basis.

      Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the U.S. Securities Act of 1933. Any discounts or commissions that we pay them and any profit they receive when they resell the securities may be treated as underwriting discounts and commissions under that Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the U.S. Securities Act of 1933, to contribute with respect to payments which they may be required to make in respect of such liabilities and to reimburse them for certain expenses.

      Underwriters, dealers and agents, and their affiliates or associates, may engage in transactions with us or perform services for us in the ordinary course of business and receive compensation from us.

      Each series of offered securities will be a new issue of securities and will have no established trading market. Securities may or may not be listed on a national or foreign securities exchange or automated quotation system. Any underwriters or agents to whom securities are sold for public offering or sale may but are not required to make a market in the securities, and the underwriters or agents may discontinue making a market in the securities at any time without notice. No assurance can be given as to the liquidity or the existence of trading markets for any securities.

      Any underwriters utilized may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934. Stabilizing transactions permit bids to purchase the offered securities or any underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Such stabilizing transactions and syndicate covering transactions may cause the price of the offered securities to be higher than would be the case in the absence of such transactions.

      This prospectus and applicable prospectus supplement may be used by RBC Dain Rauscher Corp., RBC Dominion Securities Corporation and other affiliates of the Bank in connection with offers and sales relating to the initial sale of the debt securities and any market-making transactions in the debt securities. These transactions may be executed at negotiated prices that are related to prevailing market prices at the time of sale, or at other prices. RBC Dain Rauscher Corp., RBC Dominion Securities Corporation or any other affiliate of Royal Bank of Canada may act as principal or agent in these transactions.

VALIDITY OF SECURITIES

      The validity of the debt securities will be passed upon by Ogilvy Renault, Toronto, Ontario, as to matters of Canadian law and applicable matters of Ontario law, and by Sullivan & Cromwell LLP, New York, New York, as to matters of New York law. Davis Polk & Wardwell, New York, New York will issue an opinion as to certain legal matters for the agents or underwriters.

      L. Yves Fortier, C.C., Q.C. and Christine Carron, both partners of Ogilvy Renault, are directors of the Bank and Royal Bank Mortgage Corporation, respectively.

EXPERTS

      The consolidated financial statements as at October 31, 2002 and 2001 and for each of the years in the three-year period ended October 31, 2002 incorporated in this prospectus by reference to our Annual Report to shareholders for the year ended October 31, 2002 have been audited by Deloitte & Touche LLP and PricewaterhouseCoopers LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing.

LIMITATIONS ON ENFORCEMENT OF U.S. LAWS

AGAINST RBC, OUR MANAGEMENT AND OTHERS

      We are a Canadian chartered bank. Many of our directors and executive officers, including many of the persons who signed the registration statement on Form F-9, of which this prospectus is a part, and some of the experts named in this document, are resident outside the United States, and a substantial portion of our assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon such persons to enforce against them judgments of the courts of the United States predicated upon, among other things, the civil liability provisions of the federal securities laws of the United States. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions located outside the United States, among other things, civil liabilities predicated upon such securities laws.

      We have been advised by our Canadian counsel, Ogilvy Renault, that a judgment of a United States court predicated solely upon civil liability under such laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We have also been advised by such counsel, however, that there is substantial doubt whether an original action could be brought successfully in Canada predicated solely upon such civil liabilities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

      The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus is a part: (i) the documents listed in the first paragraph under “Documents Incorporated by Reference”, (ii) the consent of Deloitte & Touche LLP and PricewaterhouseCoopers LLP, independent auditors; (iii) the consent of Ogilvy Renault, counsel to the Bank, (iv) powers of attorney from directors and certain officers of the Bank; and (v) the senior debt indenture and the subordinated debt indenture.

US$130,000,000

Royal Bank of Canada

5.495% Notes Due 2019

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

April 7, 2004